FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update to arrangements with Sobi and Sanofi

11 April 2023 07:00 BST

Update to contractual arrangements between AstraZeneca, Swedish Orphan Biovitrum AB and Sanofi

AstraZeneca, Swedish Orphan Biovitrum AB (publ) (Sobi) and Sanofi have updated and simplified their contractual arrangements relating to the development and commercialisation of nirsevimab in the US. Given the upcoming launch of nirsevimab in the US and other markets, simplification of the prior arrangements clarifies the roles and responsibilities of relevant parties.

Under the updated arrangements, Sobi has entered into a direct relationship with Sanofi, replacing the previous participation agreement with AstraZeneca entered into in November 2018. Under the previous agreement, from the day of the transaction with Sobi, AstraZeneca had to provision the risk adjusted value of the discounted cash flow of future payments to be made to Sobi as a liability. As a result of this simplification agreement, Sanofi will pay royalties to Sobi as US nirsevimab sales arise, and the liability related to future obligations is eliminated. AstraZeneca will record a gain of $0.7 billion, to be recognised in Core Other operating income in 2023. This does not impact AstraZeneca's financial guidance for 2023.

Notes
About nirsevimab
Nirsevimab is a single dose long-acting antibody, developed and commercialised in partnership by AstraZeneca and Sanofi using AstraZeneca's YTE technology. It is designed to protect infants entering or during their first respiratory syncytial virus (RSV) season and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. Nirsevimab has been developed to offer newborns and infants direct RSV protection via an antibody to help prevent lower respiratory tract disease (LRTD) caused by RSV. Monoclonal antibodies do not require the activation of the immune system to help offer timely, rapid and direct protection against disease.1

In November 2022, Beyfortus was approved by the European Commission and by the UK Medicines and Healthcare products Regulatory Agency (MHRA).2-3

Sanofi Alliance
In March 2017, AstraZeneca and Sanofi announced an agreement to develop and commercialise nirsevimab. Under the terms of the agreement, AstraZeneca leads development and manufacturing activities, and Sanofi leads commercialisation activities and records revenue. Under the terms of the global agreement, Sanofi made an upfront payment of €120m, has paid a development milestone of €30m and will pay further milestones subject to achievement of certain development and sales-related milestones. The two companies share costs and profits. Revenue from the agreement is reported as Alliance Revenue and Collaboration Revenue in the Company's financial statements.

Sobi Transaction
In November 2018, AstraZeneca announced that it had agreed to sell the US commercial rights for Synagis (palivizumab), and the right to participate in the US profits or losses for nirsevimab, to Sobi (the 2018 announcement).

Today's announcement is made pursuant to LR10.4.2 R in respect of the November 2018 announcement. Except as set out in this announcement, there has been no significant change affecting any matter contained in the 2018 announcement and no other significant new matter has arisen which would have been required to be mentioned in the 2018 announcement if it had arisen at the time of the preparation of the 2018 announcement.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.    Centers for Disease Control and Prevention. Vaccines & Immunizations. August 18, 2017. https://www.cdc.gov/vaccines/vac-gen/immunity-types.htm. Accessed April 2023.
2.    European Commission. https://www.ema.europa.eu/en/documents/product-information/beyfortus-epar-product-information_en.pdf. Accessed April 2023.
3.    Medicines & Healthcare products Regulatory Agency. https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/1119040/Marketing_authorisations_granted_1_-_14_November_2022.pdf. Accessed April 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 April 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary